Filed by Digitas Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Modem Media, Inc. Commission File No.: 000-21935

Integrate Update

Digitas – Modem Media Newsletter

Issue 1	July 26, 2004

Keeping the Digitas-Modem Dialog Open

Participate as we plan to Integrate:

questions@digitas.com

News & Updates

Welcome to the first issue of what we expect to be a recurring newsletter designed to keep you informed broadly of integration issues associated with our pending merger; to answer many of the common questions that you present; and to stimulate a two-way conversation between employees and the companies about the pending Digitas-Modem Media merger.

This issue highlights the first meeting of the two companies’ most senior leaders to begin integration planning. And, it outlines what you should expect to see as progress and additional communication continue over the next several months.

On Monday, July 19, teams from Digitas and Modem got together for a day to identify the key issues that need to drive integration planning and the associated questions that need to be resolved.

The feedback and questions that came from all of you in our all staff meetings—across both companies—last week really set the stage for the July 19 working session. It was a fantastic day with honest dialogue, detailed planning, and personal interaction among the leadership teams. Our leadership teams left feeling even more confident that this merger is a great fit.

The chief result of that meeting is a framework for integration planning. The integration effort is being led by Jeff Cote, Chief Financial and Administrative Officer at Digitas. Select people from support and client-facing functions will be part of the ongoing team which has a lot of work to do to ensure we realize the full potential of this merger.

Over the next week, we’ll be forming sub-teams that will focus on several key areas:

•	Employee Value Proposition: The value proposition to our people from a combined organization

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•	Client Value Proposition: The specific value proposition for clients in both agencies (including what’s shared and what’s different)
•	Branding, Selling and Marketing the future organization: How to evolve the brands so that Modem and Digitas are known by our new set of capabilities
•	Communication with our Diverse Constituents: How to ensure we have open and appropriate communication with employees, investors, and clients over the next several months as we come together
•	Client Conflict Planning: Managing conflicts between clients, as well as among common clients
•	Integrating the cultural and physical organizations in London and San Francisco: The organization and cultures of our merged offices (London and SF), and of the Digitas and Modem agencies at-large
•	Integrating the support organizations (e.g., HR, Finance, IT, Legal, Facilities etc.)

As part of future newsletters, we’ll read out our progress on a regular basis. In terms of broad timelines for more information on integration planning, here’s what you can expect.

In August, you can expect to learn:

•	That integration task forces will be formed consisting of members of the Modem and Digitas organizations that will help to develop integration plans
•	That we’ll have some plans about which skills/capabilities will be part of each organization and how we expect them to be integrated in longer term
•	How we plan to handle overlapping client relationships, or situations where there might be an industry-related conflict
•	More specifics on how to communicate with our vendors and other partners
•	Where the London and San Francisco teams will go to work each day
•	More about post-close events that will allow us to celebrate and learn more about one another

In September, we expect that you’ll understand:

•	What the future organizational structures are likely to look like across both agencies
•	What we expect compensation and benefits structure and processes to look like
•	What types of formal learning and development opportunities will be available to employees going forward
•	How we will share appropriate resources across both companies
•	How we’ll share best practices across both companies
•	How client assignments might change (though we expect very little change from existing client teams)
•	Opportunities that might involve relocating to other offices

We expect that this merger will close in the fourth quarter of this year. While we have a lot of planning to do before then, we can’t work together for our clients until then. So after close, we’ll do more detailed client planning and goal setting to set ourselves up for a great 2005.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s

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Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

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